UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Select Comfort Corporation

File No. 0-25121 - CF#31352

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       Select Comfort Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 25, 2014.

       Based on representations by Select Comfort Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through   December 31, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                 Brent J. Fields
                                 Secretary